
May 24, 2011

Via E-mail
Mr. Ang Kang Han
Sooner Holdings, Inc.
Long Shan Development Area
Han Jiang Town, ShiShi City
Fujian PRC

> **Re:** **Sooner Holdings, Inc.**
> **Form 8-K**
> **Filed February 14, 2011, as amended on May 4, 2011**
> **Form 10-K/A for Fiscal Year Ended September 30, 2010**
> **Form 10-Q for Three Months Ended March 31, 2011**
> **File No. 000-18344**

Dear Mr. Ang:

We have reviewed your amended filings and your Form 10-Q for the three months ended March 31, 2011. We have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A, filed May 4, 2011

Description of Business, page 6

1. We note your response and your revised disclosure regarding comment one of our letter dated March 21, 2011 and we reissue the comment. Please provide the basis for your statements in the *Development of Leather*, *Our industry*, *Increasing Demand for Artificial and Synthetic Leather*, *PU Applications, Market*, and *Manufacturing* sections on pages nine through 12. Please disclose the entity that is the source of the information, the name of the publication in which the information is included, the date of the publication, and how an investor may access the publication. In this regard, we note several pieces of the aforementioned identifying information absent from your disclosure.

2. Please disclose the consequences to the registrant if it does not exercise the call options for the San Ming or FFP plants. Please include such disclosure under *Certain Relationships and Related Transactions* as well.

PU Leather, page 9

3. We note your revised disclosure in response to comment 13 of our letter dated March 21, 2011. Please revise your disclosure to expand on your efforts to "bring the San Ming manufacturing plant online." Discuss the status of this process and any agreements you may have, whether oral or written, to further the company's plans. We may have further comment.

Footwear, page 16

4. We note your response and your revised disclosure in response to comment 15 of our letter dated March 21, 2011. Please revise to disclose, in your filing, the material terms of your distribution agreements with Ransford Limited and Yuanfeng Shoes Material Trading Co. Ltd. Also, please clarify the spelling of Ransford, as we note it appears differently throughout your response and filing and revise accordingly.

Property, page 18

5. We note your revised disclosure in response to comments 16 and 17 of our letter dated March 21, 2011 and we partially reissue the comments. Please revise your disclosure to describe your existing and proposed properties in greater detail. Discuss each principal property separately, including in your discussion the capacity, adequacy, suitability and extent of utilization of the property. In addition to the foregoing attributes, please additionally disclose the square footage of the San Ming plant. See Item 102 of Regulation S-K, including Instruction 1.

6. We note your response and your revised disclosure in response to comment 17 of our letter dated March 21, 2011. Please revise where appropriate to clarify the status of the FFP plant. In this regard, we note your response states that the FFP plant "is now dormant since it was unable to obtain the land use permit" while elsewhere in the filing, such as page 46, your disclosure appears to say that you are currently working on the land use permit.

Employees, page 20

7. We note your revised disclosure in response to comment 20 of our letter dated March 21, 2011 and we partially reissue the comment. Please revise where appropriate to disclose the meaning of "social insurance," as the term appears throughout your filing.

<u>Risk Factors, page 20</u>

8. Based on your responses to our prior comments 21-26 regarding the preparation of your financial statements and management's assessment of your internal control over financial reporting, please revise your risk factors to describe those factors that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP. These factors would include the fact that your books and records are maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP have limited knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

9. We note the response to comment 27. Please tell us whether Mr. Ang is a PRC citizen. If he is a PRC citizen, please respond to prior comments seven and 27. Also, please explain why the entities he forms constitute wholly foreign owned enterprises.

<u>Liquidity and Capital Resources, page 37</u>

10. We note your revised disclosure in response to comment 30 of our letter dated March 21, 2010 and we partially reissue the comment. Please expand your disclosure to explain the "cash flow purposes" that are served by the related party transfers and quantify the transfers for the time periods covered by the financial statements. Finally, explain your reliance on these transfers going forward. See Item 301(a)(1) of Regulation S-K.

11. Please expand this disclosure to address the $5.7 million receivable from Shishi Changsheng. Please disclose the principal purposes for this receivable and the status of this receivable. Please see our related comment below under "Certain Relationship and Related Party Transactions. In addition, please explain note 12 to the financial statements, which says that the receivable was eliminated upon the consolidation of San Ming.

12. Please disclose the principal purposes for the receivable from FFP.

13. Please quantify the related party receivables that had been satisfied as of January 2011.

14. The revised disclosure indicates that SFP has funded $12 million of the San Ming land and construction. Please explain the transactions under which SFP provided such funding, quantify the transactions involved and disclose the involvement of affiliated parties, naming those parties.

15. Please disclose the financial impact should the registrant not exercise the call options for the San Ming or FFP plants.

Off-Balance Sheet Arrangements, page 38

16. We note your response to comment 37 of our letter dated March 21, 2011. Please reconcile the loan numbers for exhibits in your table with the loan numbers in the corresponding document for exhibits 10.12 and 10.15. Also, regarding exhibit 10.15, please clarify whether CIB Shishi Branch is also Industrial Bank Co., Ltd. Shishi Branch. Please revise accordingly if necessary.

Directors, Executive Officers and Corporate Governance, page 39

17. We note your revised disclosure in response to comment 38 of our letter dated March 21, 2011 and we partially reissue the comment. Please revise your officer and director biographies to include titles and beginning and end dates of each position, by month and year. Please also address any gaps in employment over the past five years. See Item 401(a), (b) and (e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 42

18. We note your revised disclosure in response to comment 44 of our letter dated March 21, 2011. Please revise this section to provide the required Regulation S-K Item 403 disclosure. In this regard, we note that the securities categories presented are not consolidated and your table is not presented in the format required by Item 403.

19. Please disclose the timing of the reverse stock split and any material conditions to such stock split.

Certain Relationships and Related Transactions, page 45

20. We note your explanation and revised disclosure in response to comment 45 of our letter dated March 21, 2011. Please provide us with your analysis that High-Reputation Assets Management Longshan Limited, Joint Rise Investment Limited and W-Link Investment Limited are not related parties. In this regard we note that each entity owns a percentage of your stock and that each entity is controlled by Mr. Ang, your director and president.

21. We note your revised disclosure in response to comment 46 of our letter dated March 21, 2011. Please supplementally explain to us how each of the agreements has been updated. We may have further comment.

22. According to Article 2 of Exhibit 10.18, HK Weituo has paid Mr. Ang $5.7 million and $83,490. Please disclose.

Shishi Feiying Plastic Co., Ltd. Financial Statements
Notes to Financial Statements
1. Business of the Company and Liquidity, page F-6

23. We have reviewed your response to our prior comment 50. It appears that Hong Kong Weituo and ShisShi Feiying Plastic Co., Ltd are wholly owned subsidiaries that were acquired in transactions accounted for as "entities under common control". It appears that the recapitalization transaction that occurred on February 14, 2011 was between Sooner Holdings, Inc. and Chinese Weituo Technical Limited, therefore the financial statements that should be presented would be those of Chinese Weituo Technical Limited. Please revise. Please ensure that the financial statements include a detailed discussion of how your current corporate structure came to existence including the incorporation date for each entity, the shareholders of each entity, the timing and nature of each transaction, the consideration exchanged and how you accounted for each transaction.

Exhibit 99.2

Unaudited Pro Forma Condensed Consolidated Financial Statements
General

24. We note that the pro forma income statement and balance sheet presented is labeled as of the year ended December 31, 2010. This appears to be inconsistent with the financial information presented for Sooner Holding Inc. which is for the year ended September 30, 2010. Please clarify and revise.

Note 4 – Adjustments to Unaudited Pro Forma Condensed Consolidated Financial Information

25. It appears from your disclosure that adjustment (b) eliminates the assets, liabilities and non-recurring expenses of Sooner Holdings, Inc. Please note that in a recapitalization the assets and liabilities of Chinese Weituo, ShiShi Feiying Plastic Co., Ltd and Sooner Holdings, Inc. should be combined at their net book value. Please revise.

Exhibits
General

26. We note your response to comment 61 of our letter dated March 21, 2011 and we reissue the comment.

Form 10-K/A for Fiscal Year Ended September 30, 2010 filed May 4, 2011

Item 9A(T). Controls and Procedures, page 3

27. We reviewed your revised disclosure in response to our prior comment 63. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise to provide the disclosures required by Items 308T(a)(2).

28. We note your disclosure that your chief executive officer and chief financial officer conducted an evaluation of the effectiveness of your internal control over financial reporting. This statement appears to be inconsistent with your disclosure that because of limited funds and personnel you have not yet developed a framework from which to determine whether your internal controls over financial reporting are effective. Please provide a detailed discussion of the steps you performed to complete your evaluation of the effectiveness of internal controls over financial reporting and how these procedures are in accordance with the requirements under the framework you utilized. Please refer to the discussion in the Staff's statement on management's report on ICFR (Paragraph C) available on our website at http://www.sec.gov/info/accountants/stafficreporting.pdf. Please note that if your evaluation was not completed your disclosure should clearly state that you cannot conclude whether your internal controls over financial reporting are ineffective or ineffective for the year ended September 30, 2010. In addition, your disclosure should provide a detailed discussion of your plan for completing your evaluation of internal controls over financial reporting and when you expect the evaluation to be completed. Please note that once your evaluation of your internal controls over financial reporting is completed you will need to amend your September 30, 2010 10-K again to clearly state whether your internal controls over financial reporting are effective or ineffective.

Form 10-Q Filed for the Three Months Ended March 31, 2011

Condensed Consolidated Balance Sheet, page 1

29. We note that the financial statements have been prepared to reflect the share exchange agreement that occurred on February 14, 2011 between Chinese Weituo and Sooner Holdings, Inc. It appears that the financial statements have not been adjusted to reflect the 1 to 18.29069125 reverse-stock split and the conversion of the Series A preferred stock into shares of common stock as required by the Shares Exchange Agreement. Please clarify or revise.

30. It appears that 14,632,553 shares issued and outstanding at December 31, 2010 is inconsistent with the disclosure of 12,688,016 shares issued and outstanding in your Form 10-Q/A filed on February 11, 2011. Please clarify or revise

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director